February 28, 2007

VIA EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	AIP Alternative Strategies Funds Trust (the “Trust”)
File Nos.: 333-86348 and 811-21079

Dear Sir or Madam:

Pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”), the Trust, on behalf of the Alpha Hedged Strategies Fund and Beta Hedged Strategies Fund (the “Funds”), hereby submits Post-Effective Amendment No. 16 to the Trust’s Registration Statement to reflect the Funds’ fiscal year end change. Pursuant to Rule 485(a)(1), the Trust anticipates that this filing will be effective 60 days after receipt of this filing. At or before that time, the Trust will file another Post-Effective Amendment to its Registration Statement under Rule 485(b) of the 1933 Act to be effective not earlier than the effective date of this registration statement. The purpose of that filing will be to update any missing information and/or file updated exhibits to the Registration Statement.

Please note that the Prospectus and SAI relating to the Fund’s No Load Class were recently reviewed last year by the SEC as Post-Effective Amendment No. 9, filed pursuant to Rule 485(a)(1) on April 28, 2006 (accession number 0000950137-06-005136). The Prospectus and SAI relating to the Funds’ Class C Shares were reviewed by the SEC as Post-Effective Amendment No. 14, filed pursuant to Rule 485(a)(1) on July 27, 2006 (accession number 0000950137-06-008188). No change in the investment objective, policies, techniques or other materials aspects of the Funds’ operations is contemplated. Therefore, pursuant to Release No. IC-13768, we would like to request that the amendment be afforded limited and expedited review.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (414) 765-5340.

Very truly yours,

/s/ Rodney A. DeWalt

Rodney A. DeWalt
For U.S. Bancorp Fund Services, LLC.

Enclosures